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                                                                    EXHIBIT 11.1

                  ROADMASTER INDUSTRIES, INC. AND SUBSIDIARIES

                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                      (in thousands except per share data)

                                                                        1995            1994          1993
                                                                        ----            ----          ----
Primary:
 Weighted average common shares outstanding during year                 49,004         29,571        26,927
 Common shares issuable if all warrants had been converted
  at the date of issuance (1)                                               --          2,307         2,766
                                                                      --------         ------        ------
Average common shares outstanding for primary calculation               49,004         31,878        29,693
                                                                      ========         ======        ======

Fully Diluted:
 Weighted average common shares outstanding during year                 49,004         29,571        26,927
 Net common shares issuable on exercise of warrants (2)                     --          2,307         2,988
 Assumed conversion of 8% subordinated debentures to
 common stock as of date of issuance, August 5, 1993                        --             --        12,936
                                                                      --------         ------        ------
Average common shares outstanding for fully diluted calculation         49,004         31,878        42,851
                                                                      ========         ======        ======
Earnings:
 Net (loss) earnings                                                  ($51,004)        $5,000        $7,633
                                                                      ========         ======        ======
 Assumed conversion of 8% subordinated debentures as of
 date of issuance, August 5, 1993: interest savings, net of tax             --             --         2,887
                                                                      ========         ======        ======

Primary (loss) earnings per share                                       ($1.04)         $0.16         $0.26
                                                                      ========         ======        ======

Fully diluted (loss) earnings per share (3)                             ($1.04)         $0.16         $0.25
                                                                      ========         ======        ======



Notes:
  (1) Includes warrants, the exercise of which would result in dilution of earnings per share. Such warrants have been considered as exercised and the proceeds therefrom used to purchase common stock at the average market price during the period.

  (2) Additional shares resulting from the application of the same principles described in Note (1) above except that the proceeds from assumed exercises were used to purchase Common Stock at the ending market price if that price was higher than the average market price during the period.

  (3) Computed by dividing the sum of net earnings and interest savings, net of tax, by the fully diluted average shares outstanding.





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